Filed Pursuant To Rule 433

Registration No. 333-203585

October 15, 2015

Asset TV Interview with Will Rhind of World Gold Trust Services

Posted October 14, 2015

MR. TOM LYDON: Hi, I’m Tom Lydon, editor of ETF Trends, here in New York at the ETF Bootcamp. I’m here with Will Rhind, who is CEO of World Gold Trust Services. Will, great to have you.

MR. WILL RHIND: Thank you, Tom. Good to be here.

MR. LYDON: So, tell us, what is World Gold Trust Services?

MR. RHIND: Sure, World Gold Trust Services is the sponsor of the SPDR Gold Trust, probably more commonly known as GLD, which is the largest gold ETF in the world.

MR. LYDON: And what’s your affiliation there? Because everyone’s heard of GLD, and the billions of dollars that it’s attracted over the years, but how do you two work together?

MR. RHIND: So, we’re the manager, so to speak, the portfolio manager, the owner of the fund itself. So we spend our days trying to, you know, run the fund, obviously, as effectively as possible, but also market the case for gold to investors around the world.

MR. LYDON: Ok, I’ve got a question. Have you been in the vault in London? Because I saw a clip of Bob Pisani actually in the vault in London with all these hundreds of thousands of gold bars. Have you actually seen it?

MR. RHIND: (Laughs) Yeah, I’ve been there. Yes.

MR. LYDON: Well, it’s fantastic. So let’s get to the subject of gold.

MR. RHIND: Sure.

MR. LYDON: A lot happened, or didn’t happen, recently, when Janet didn’t pull the trigger on the Fed and there may even be more delays. What does that do for gold investors and for the price of gold?

MR. RHIND: Well, the short answer is that’s positive for gold, and the simple reason being that the higher interest rates go, the more expensive it is, on a relative basis, to own gold. So a delay in raising interest rates or keeping interest rates lower for longer is positive for gold.

MR. LYDON: And gold has come off its highs dramatically, a lot of advisors and people we’ve been talking to today have been saying that it may be a while before the Fed pulls the trigger, and for those looking to be opportunistic, gold is not at a bad price right now.

MR. RHIND: Yeah, I think that’s correct, and we’re seeing a lot of interest from investors looking at gold, both the physical metal and the mining shares, and saying, ‘well, hang on a minute. Look at this asset class. It’s down 40% from its all-time high. There aren’t a lot of asset classes out there that are in that position. And with equities so high at the moment, yes we’ve corrected a little bit, but maybe we should look at something like gold as a means to diversify some of that equity risk away.’

MR. LYDON: One thing we don’t spend a lot of time talking about here in the US is overall demand. And we know that demand, especially in emerging markets, continues to ratchet up, which should affect the price of gold over time.

MR. RHIND: That’s right, definitely over the long-term. You know, the majority of demand for gold comes from India and China. I think sometimes we forget that the majority of gold demand doesn’t come from US investors; it comes from elsewhere in the world. You know, gold is a global phenomenon. We shouldn’t put too much emphasis on US investment demand. We think about gold in a global context.

MR. LYDON: Right, so, and world banks are also big buyers of gold as well, is that right?

MR. RHIND: That’s right, particularly emerging markets, and the simple reason being a lot of them are export-based economies that accumulate US dollars for the trade that they’re selling on the international market. And therefore, with big balances of US dollars, they’re looking to diversify, just in the same way an advisor is looking to diversify a portfolio. And so gold is a currency that doesn’t have any credit or counter-party risk.

MR. LYDON: Right, so as you’re out there waving the GLD flag along with all the folks at State Street. What’s the big message that’s resonating with advisors today? Even when gold prices are off, demand is up, and from an asset allocation standpoint, you can’t take your eye off the ball. You’ve got to make sure that you’ve got that asset class in place, correct?

MR. RHIND: That’s right. I think the message which is resonating right now with people is the simple message of diversification, which is, look at something like gold. We believe that gold should be a part of every diversified portfolio, but that there are some deflationary forces in the global economy at work. We see that in commodities prices across the board. We’ve seen that now in certain other asset classes. Equities have begun to correct. Now is a good time to think about adding some gold, adding some diversification in your portfolio.

MR. LYDON: Well, Will, great seeing you. Thanks for being here.

MR. RHIND: Thanks Tom. Good to be here.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.